File: 97705/02

February 23, 2009

VIA EDGAR

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re:	Silver Standard Resources Inc.
Registration Statement on Form F-10 – Consent

We hereby consent to the use of our name in the Registration Statement on Form F-10 filed by Silver Standard Resources Inc. on February 10, 2009, as such may thereafter be amended or supplemented, and in the prospectus contained therein, under the headings “Certain Income Tax Considerations for Canadian Holders”, “Legal Matters” and “Eligibility for Investment”.  In giving such consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the United States Securities Act of 1933, as amended.

Yours truly,

“Blake, Cassels & Graydon LLP”